Exhibit 99.2

GAUZY LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

September 30, 2024

GAUZY LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

September 30, 2024

TABLE OF CONTENTS

Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2024 and December 31, 2023	F-2 - F-4

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for Three and Nine Months Ended September 30, 2024 and 2023	F-5

Unaudited Condensed Consolidated Statements of Shareholders’ Equity (Capital Deficiency) for Three and Nine Months Ended September 30, 2024 and 2023	F-6 - F-7

Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2024 and 2023	F-8 - F-9

Notes to the Unaudited Condensed Consolidated Financial Statements	F-10 - F-24

The amounts are stated in U.S. dollars in thousands except share data

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(U.S. dollars in thousands, except share data)

	September 30,	December 31,
	2024	2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	$9,364	$4,575
Restricted cash	87	130
Trade receivables, net of allowance for credit losses of $1,302 and $904 as of September 30, 2024 and December 31, 2023, respectively	20,191	19,671
Institutions	9,491	6,926
Inventories	16,095	13,174
Other current assets	4,013	2,045
TOTAL CURRENT ASSETS	59,241	46,521

NON-CURRENT ASSETS:
Restricted long term bank deposit	136	127
Restricted investment in marketable securities	4,108	1,932
Operating lease right of use assets	11,019	12,377
Property and equipment, net	25,806	20,530
Other non-current assets	1,037	1,000
Intangible assets:
Customer relationships	13,264	13,917
Technology	4,339	5,698
Goodwill	21,807	21,550
Other intangible asset	3,810	4,292
TOTAL NON-CURRENT ASSETS	85,326	81,423
TOTAL ASSETS	$144,567	$127,944

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) - (continued)

(U.S. dollars in thousands, except share data)

	September 30,	December 31,
	2024	2023
Liabilities, redeemable convertible preferred shares and shareholders’ equity (capital deficiency)

CURRENT LIABILITIES:
Short-term borrowing and current maturities of bank loans	$4,305	$4,146
Short-term loan relating to factoring arrangements	9,296	10,032
Trade payables	14,270	13,989
Employee related obligations	9,974	8,745
Accrued expenses	5,878	6,767
Deferred revenues	816	742
Current maturities of operating lease liabilities	2,056	2,494
Current maturities of finance lease liabilities	60	240
Acquisition earn-out liability	-	2,997
Current maturities of long-term debt measured under the fair value option	-	14,286
Warrants and phantom warrants to purchase ordinary shares	765	-
Other current liabilities (including $442 and $0 due to related parties as of September 30, 2024 and December 31, 2023, respectively)	3,458	448
TOTAL CURRENT LIABILITIES	50,878	64,886
LONG-TERM LIABILITIES:
Long-term debt measured under the fair value option (including $0 and $21,976 due to related parties as of September 30, 2024 and December 31, 2023, respectively)	17,701	30,841
Convertible loans (CLAs) measured under the fair value option (including $0 and $9,780 due to related parties, as of September 30, 2024 and December 31, 2023, respectively)	-	55,940
Long-term bank loan	5,576	7,850
Warrants and phantom warrants to purchase preferred shares	-	21,566
Operating lease liabilities	8,253	9,112
Finance lease liabilities	27	96
Long-term employee related obligations	1,640	1,868
Employee rights upon retirement	1,230	1,208
Other long-term liabilities	917	931
TOTAL LONG-TERM LIABILITIES	35,344	129,412
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	$86,222	$194,298

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) - (continued)

(U.S. dollars in thousands, except share data)

	September 30,	December 31,
	2024	2023
REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Convertible Preferred Shares A, A-1, A-2 and A-3 (hereafter “Preferred Shares A”) (NIS 0.23 par value per share, 0 and 3,671,937 shares authorized as of September 30, 2024 and December 31, 2023, 0 and 2,192,611 issued and outstanding as of September 30, 2024 and December 31, 2023, respectively);
Convertible Preferred Shares B (NIS 0.23 par value per share, 0 and 439,091 shares authorized as of September 30, 2024 and December 31, 2023, 0 and 333,366 issued and outstanding as of September 30, 2024 and December 31, 2023, respectively);
Convertible Preferred Shares C (NIS 0.23 par value per share, 0 and 2,195,457 shares authorized as of September 30, 2024 and December 31, 2023, 0 and 590,059 issued and outstanding as of September 30, 2024 and December 31, 2023, respectively; aggregate liquidation preference of $0 and $9,039 as of September 30, 2024 and December 31, 2023, respectively)
Convertible Preferred Shares D (NIS 0.23 par value per share, 0 and 2,195,457 shares authorized as of September 30, 2024 and December 31, 2023 respectively, 0 and 1,587,881 issued and outstanding as of September 30, 2024 and December 31, 2023, respectively; aggregate liquidation preference of $0 and $64,152 as of September 30, 2024 and December 31, 2023)
TOTAL REDEEMABLE CONVERTIBLE PREFERRED SHARES	$-	$70,537
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):
Ordinary shares (49,200,191 and 16,987,315 shares authorized as of September 30, 2024 and December 31, 2023 respectively; 18,693,362 and 5,276,184 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively)	865	320
Additional paid-in capital	274,058	35,134
Other comprehensive loss	(2,917)	(515)
Accumulated deficit	(213,661)	(171,830)
TOTAL SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)	$58,345	$(136,891)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)	$144,567	$127,944

The above share information has been adjusted to reflect the share split as discussed in Note 2(h).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (unaudited)

(U.S. dollars in thousands, except share data)

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023

REVENUES	$23,258	$18,663	$72,396	$56,030
Cost of revenues (exclusive of depreciation and amortization)	17,064	12,904	52,394	40,579
Depreciation and amortization	626	766	1,627	1,774
TOTAL COST OF REVENUES	17,690	13,670	54,021	42,353
GROSS PROFIT	5,568	4,993	18,375	13,677
Research and development expenses (exclusive of depreciation and amortization reflected below)	4,618	4,379	13,130	11,660
General and administrative expenses (exclusive of depreciation and amortization reflected below)	4,827	4,087	16,227	10,423
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	3,825	3,938	12,268	10,680
Depreciation and amortization	1,038	924	3,080	2,680
Other expenses (change in fair value of contingent consideration)	15	547	(23)	1,500
TOTAL OPERATING EXPENSES	14,323	13,875	44,682	36,943
OPERATING LOSS	(8,755)	(8,882)	(26,307)	(23,266)
OTHER INCOME	22	3	152	7
INTEREST EXPENSES	(1,240)	(4,088)	(8,899)	(9,024)
OTHER FINANCIAL INCOME (EXPENSES)	4,424	(8,322)	(6,745)	(26,272)
FINANCIAL EXPENSES, net (including amount reclassified from OCI reserve)	3,184	(12,410)	(15,644)	(35,296)
LOSS BEFORE INCOME TAX	(5,549)	(21,289)	(41,799)	(58,555)
INCOME TAX EXPENSES (INCOME)	(52)	(20)	32	35
LOSS FOR THE PERIOD	$(5,497)	$(21,269)	$(41,831)	$(58,590)
OTHER COMPREHENSIVE LOSS, net of tax
NET ACTUARIAL GAIN (LOSS)	(108)	35	100	227
FOREIGN CURRENCY TRANSLATION GAIN (LOSS)	373	(901)	(615)	(94)
RECLASSIFICATION OF FAIR VALUE GAIN ON CHANGES OF OWN CREDIT RISK	-	-	4,317	-
FAIR VALUE GAIN (LOSS) ON CHANGES OF OWN CREDIT RISK	(810)	29	(6,204)	117
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	$(545)	$(837)	$(2,402)	$250
NET COMPREHENSIVE LOSS	$(6,042)	$(22,106)	$(44,233)	$(58,340)
LOSS PER SHARE BASIC AND DILUTED	$(0.29)	$(1.69)	$(3.81)	$(14.47)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	18,685,841	5,263,600	10,972,169	4,050,359

The above share information has been adjusted to reflect the share split as discussed in Note 2(h).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Redeemable Convertible Preferred Shares
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares C		Convertible Preferred Shares D		Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total capital
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	Income (loss)	deficit	deficiency
BALANCE AT JANUARY 1, 2024	2,192,611	$15,686	333,366	$2,292	590,059	$8,967	1,587,881	$43,592	5,276,184	$320	$35,134	$(515)	$(171,830)	$(136,891)
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2024
Exercise of options and warrants into Ordinary Shares									209,166	12	444			456
Conversion of preferred shares to Ordinary Shares prior IPO							(10,599)	(296)	10,599	1	295			296
Issuance of Ordinary Shares following initial public offering, net of offering costs									4,411,765	-	66,335			66,335
Classification of warrants to equity											28,225			28,225
Conversion of CLAs to Ordinary Shares									4,092,330	246	69,324			69,570
Conversion of preferred shares to Ordinary Shares following the IPO	(2,192,611)	(15,686)	(333,366)	(2,292)	(590,059)	(8,967)	(1,577,282)	(43,296)	4,693,318	286	69,955			70,241
Share-based compensation											4,346			4,346
Other comprehensive loss												(2,402)		(2,402)
Net loss													(41,831)	(41,831)
BALANCE AT SEPTEMBER 30, 2024	-	$-	-	$-	-	$-	-	$-	18,693,362	$865	$274,058	$(2,917)	$(213,661)	$58,345

BALANCE AT JANUARY 1, 2023	3,653,293	$25,123	333,366	$2,292	1,522,531	$23,253	1,618,903	$44,451	2,786,412	$164	$6,952	$(1,742)	$(92,563)	$(87,189)
CHANGES DURING THE NINE MONTHS ENDED September 30, 2023
Exercise of options and warrants									8,549	1				1
Conversion of preferred shares to ordinary shares	(1,460,682)	(9,437)			(932,472)	(14,286)	(73,363)	(2,046)	2,466,517	154	25,615			25,769
Issuance of preferred shares, net of issuance expenses							42,341	1,187						-
Other comprehensive income (loss)												250		250
Share-based compensation											1,973			1,973
Net loss													(58,590)	(58,590)
BALANCE AT SEPTEMBER 30, 2023	2,192,611	$15,686	333,366	$2,292	590,059	$8,967	1,587,881	$43,592	5,261,478	$319	$34,540	$(1,492)	$(151,153)	$(117,786)

The above share information has been adjusted to reflect the share split as discussed in Note 2(h).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (Unaudited)

(U.S. dollars in thousands, except per share data)

	Redeemable Convertible Preferred Shares
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares C		Convertible Preferred Shares D		Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total capital
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	Income (loss)	deficit	deficiency
BALANCE AT JULY 1, 2024	-	-	-	-	-	-	-	-	18,681,047	$865	$273,035	$(2,372)	$(208,164)	$63,364
CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2024
Exercise of options and warrants into Ordinary Shares									12,315		1			1
Share-based compensation											1,022			1,022
Other comprehensive loss												(545)		(545)
Net loss													(5,497)	(5,497)
BALANCE AT SEPTEMBER 30, 2024	-	$-	-	$-	-	$-	-	$-	18,693,362	$865	$274,058	$(2,917)	$(213,661)	$58,345

BALANCE AT JULY 1, 2023	2,192,611	$15,686	333,366	$2,292	590,059	$8,967	1,587,881	$43,592	5,261,478	$319	$33,391	$(655)	$(129,884)	$(96,829)
CHANGES DURING THE THREE MONTHS ENDED September 30, 2023
Exercise of options and warrants
Conversion of preferred shares to ordinary shares
Other comprehensive income (loss)												(837)		(837)
Share-based compensation											1,149			1,149
Net loss													(21,269)	(21,269)
BALANCE AT SEPTEMBER 30, 2023	2,192,611	$15,686	333,366	$2,292	590,059	$8,967	1,587,881	$43,592	5,261,478	$319	$34,540	$(1,492)	$(151,153)	$(117,786)

The above share information has been adjusted to reflect the share split as discussed in Note 2(h).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine months ended September 30
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(41,831)	$(58,590)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,707	4,454
Gain from sale and sale of property and equipment, net	(16)	-
Unrealized losses (gains) on restricted marketable securities	(2,174)	2,096
Share-based compensation	4,346	1,973
Earn-out liability revaluation	(23)	1,500
Non-cash financial expenses	11,214	29,424
Changes in operating assets and liabilities:
Trade receivables	(17)	(2,184)
Other current assets	677	(804)
Institutions	(2,325)	573
Inventories	(2,550)	(2,300)
Operating lease assets	1,697	1,280
Other non-current assets	(10)	(57)
Trade payables	(24)	3,651
Accrued expenses	(1,009)	2,675
Payment of Earn-out	(2,974)	-
Other current liabilities	674	49
Other long-term liabilities	(33)	143
Employee related obligations	764	2,887
Employee rights upon retirement	63	307
Deferred revenues	70	(914)
Operating lease liabilities	(1,605)	(1,383)
Net cash used in operating activities	(30,379)	(15,220)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property and equipment	(7,057)	(4,306)
Proceeds from sale of property and equipment	161	-
Purchase of IP	-	(4,500)
Net cash used in investing activities	(6,896)	(8,806)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	75,000	-
Underwriters’ IPO costs	(6,750)	-
IPO other costs	(1,883)	-
Settlement of our current liability	(200)	-
Proceeds from loans and issuance of warrants	-	114
Payments in respect of bank borrowings	(2,049)	(1,817)
Proceeds from exercise of options into ordinary shares	12	1
Financial lease payments	(181)	(231)
Proceeds from (Payments to) short-term loan relating to factoring arrangements, net	(1,009)	173
Proceeds from redeemable convertible preferred shares	-	1,316
Settlement of Phantom warrants	(2,250)	-
Proceeds from issuance of convertible loans	11,750	20,646
Proceeds from long-term debt measured under the fair value option, net	29,149	-
Payments of long-term debt measured under the fair value option	(59,657)	-
Net cash provided by financing activities	41,932	20,202

GAUZY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

(Unaudited)

(U.S. dollars in thousands)

	Nine months ended September 30
	2024	2023
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	4,657	(3,824)
TRANSLATION ADJUSTMENT ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	89	756
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	4,705	4,696
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$9,451	$1,628
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH REPORTED IN THE CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	9,364	1,506
Restricted cash	87	122
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$9,451	$1,628
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:

Purchases of property and equipment	$-	$195
Right-of-use assets obtained in exchange for lease obligations: Operating leases	$170	$161
Conversion of preferred share to Ordinary shares	$70,537	$25,769
Conversion of CLAs to Ordinary shares	$69,570	$-
Exercise of warrants	$443	$-
Reclass of warrants to Additional paid in capital	$28,225	$-
IPO costs	$(31)	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$6,007	$3,194
Income taxes paid	$103	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - NATURE OF OPERATIONS:

a.	Gauzy Ltd. (the “Company”) was incorporated in Israel in 2009. The Company is engaged in the development, manufacturing and supply of technologies for operating and control of complex materials. On June 6, 2024, the Company’s ordinary shares began trading on the NASDAQ Global Market under the symbol “GAUZ”, see Note 1(b).

The Company has wholly owned subsidiaries in the United States of America (the “U.S. Subsidiary”), in Germany (the “German Subsidiary”) and in China (the “Chinese Subsidiary”). In December 2022, the Company established a branch in South Korea. As of September 30, 2024 there has been no activity in the branch.

On January 26, 2022, the Company obtained control of Vision Lite SAS, a French société par actions simplifiée which is referred to hereinafter as, “Vision”. The Company and Vision together defined as - “the Group”. Vision is engaged in the aeronautics, automotive, railway and marine industries. See Note 3 in the 2023 annual financial statements.

b.	Initial Public Offering and Private Placement:

On June 7, 2024, the Company closed its an initial public offering (IPO), in which it issued and sold 4,411,765 shares of ordinary shares at an IPO price $17.00 per share, resulting in net proceeds of $68.25 million after deducting $6.75 million of underwriting discounts and commissions.

The underwriters were granted an option, exercisable for a period of 30 days from the pricing date of the IPO, to purchase up to 661,765 additional ordinary shares. This option expired unexercised in July 2024. In connection with the IPO:

-	all of the shares of convertible preferred shares outstanding automatically converted into an aggregate of 4,693,318 shares of ordinary shares;

-	57,678 warrants were converted into an aggregate of 24,630 ordinary shares by cashless exercise; 4,127,467 warrants that became convertible to ordinary shares (instead of preferred shares) were reclassified from liabilities to equity, (see Note 2(a)); As of September 30, 2024, 9,971 outstanding warrants that became convertible to ordinary shares following the IPO remain as liability following their terms (see Note 3(a));

-	outstanding convertible loans and accrued interest totaling to $69.57 million converted into 4,092,330 ordinary shares based on the IPO price of $17.00 per share; and

-	under the 2024 Note Purchase Agreement, the 2024 Note Purchasers exercised their commitment to purchase 882,353 ordinary shares and 137,040 warrants to ordinary shares in an amount of $15.0 million at $17.00 per share in a concurrent private placement.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - NATURE OF OPERATIONS (continued):

Offering costs consist primarily of accounting, legal, and other fees related to the IPO. Prior to the IPO, no deferred offering costs were capitalized in the condensed consolidated balance sheets. A total of $1.9 million of offering costs along with underwriters’ fees totaling to $6.75 million, were recognized in shareholders’ equity as a reduction of the IPO proceeds in the condensed consolidated balance sheets.

c.	As of September 30, 2024, the Company had an accumulated deficit of $213,661. During the nine months ended September 30, 2024, the Company incurred operating losses of $26,307 and had negative cash flows from operating activities of $30,379. The Company has financed its operations mainly through the consummation of the IPO in June 2024, see Note 1(b) above, conversion of CLAs and redeemable convertible preferred shares to equity following the IPO, issuance of shares through private financing rounds, debt financing, warrants and Note Purchase Agreement (NPA), refer to Notes 9, 14, 15 and 22 in the 2023 annual financial statements. In January 2024, the Group entered into an additional note purchase agreement, the 2024 NPA, see Note 3(a). In accordance with Group’s management assessment its existing cash and cash equivalents, the credit facility (NPA) and the 2024 NPA as of the issuance date of these financial statements, along with the Group’s estimated revenues provide sufficient resources to fund its planned operations through at least the next 12 months. As to the longer term, unless the Group reaches sufficient positive cash flows from its operations and available funds at a credit facility (NPA), it may be required to obtain further funding through public or private offerings, debt financings or other sources. Adequate additional funding may not be available to the Group on acceptable terms, or at all. If the Group is unable to raise capital when needed or on attractive terms, it may need to reduce, delay, or adjust its operating expenses. These consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainty.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization), Israel’s southern border with the Gaza Strip (with the Hamas terrorist organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel. To date the Company’s operations and financial results have not been materially affected. The Company expects that the current conflict in the Gaza Strip, Lebanon and the security escalation in Israel will not have a material impact on its business results in the short term. However, since this is an event beyond the Company’s control, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial reporting. The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the 2023 annual consolidated financial statements, other than as stated below. In the opinion of management, the financial statements reflect all normal and recurring adjustments necessary to fairly state the financial position and results of operations of the Company.

The financial information contained in this report should be read in conjunction with the annual financial statements included in the Company’s Annual Report for the fiscal year ended December 31, 2023, that the Company filed with the U.S. Securities and Exchange Committee (the “SEC”) on June 5, 2024 on Form F-1 as found in the Company’s prospectus.

The year-end balance sheet data was derived from the audited consolidated financial statements as of December 31, 2023.

Warrants over ordinary shares

When the Company issues freestanding convertible instruments, the Company first analyzes the provisions of ASC 480 in order to determine whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period. Warrants over ordinary shares are not within the scope of ASC 480, and as such the Company further analyzes the provisions of ASC 815-40 in order to determine whether the contract should be classified within equity or classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period. Under ASC 815-40, contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. Further, in order to conclude equity classification, the Company assesses whether the contracts are indexed to its own stock and whether the contracts meet all the conditions necessary for equity classification.

The Company reassesses the classification of a contract over its own equity under the guidance above at each balance sheet date. If classification changes as a result of events during the reporting period, the Company reclassifies the contract as of the date of the event that caused the reclassification. When a contract over own equity is reclassified from a liability to equity, gains or losses recorded to account for the contract at fair value during the period that the contract was classified as a liability are not reversed, and the contract is marked to fair value immediately before the reclassification.

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1, SEC Staff Accounting bulletin Topic 5A – “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction of equity.

The Company incurred offering costs amounting to approximately $6.75 million, related to underwriting discounts and commissions, and other offering costs of $1.9 million as a result of the IPO.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Use of estimates

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity and disclosure of contingent liabilities and assets at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

The Company’s results of operations for the three and nine months ended September 30, 2024 are not necessarily indicative of results that could be expected for the entire fiscal year.

c.	Revenue recognition

As of September 30, 2024, the Company does not have any contracts for the provision of goods that result in the material contract assets and contract liabilities.

As permitted by ASC 606, the Company does not disclose information on unearned revenue as it generally enters into binding contracts for a period of one year or less.

d.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, bank deposits, marketable securities and accounts receivable. The Company deposits cash and cash equivalents mostly with a single highly rated financial institution. The Company has not experienced any material credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

For the periods ended September 30, 2024, and December 31, 2023, the Company’s largest customer represented 7.8% and 6.9% of accounts receivable, net, respectively.

e.	Goodwill

Following the separation of the architecture and automotive segment into the two operating segments (see Note 4), the Company reallocated goodwill to its reorganized reporting units using a relative fair value approach. The Company performed an impairment analysis for these two reporting units upon reallocation. Based on the Company’s assessment as of date of the change in the reporting units, and December 31, 2023, its annual impairment assessment date, it was concluded that the fair value of each of the architecture and automotive reporting units exceeded its carrying amount and therefore no goodwill impairment was required.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data or active market data of similar or identical assets or liabilities.

Level 3	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

g.	Loans and Convertible Loans issued

Under the Fair Value Option Subsection of ASC Subtopic 825-10, Financial Instruments – Overall (“ASC 825”), the Company has an irrevocable option to designate certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in the statement of operations. Changes in fair value do not include accrued interest on debt instruments. Any changes in the fair value of liabilities resulting from changes in instrument-specific credit risk are reported in other comprehensive loss. The Company separately measures changes attributed to instrument-specific credit risk by calculating the difference between the overall change in the fair value of the instrument and the change attributed to fluctuations in the relevant risk-free benchmark rate.

The Company elected the fair value option for its NPAs and for its CLAs, as defined in Note 3 and Note 8.

h.	Share split

On May 28, 2024 the board of directors approved a forward share split (the “Share Split”), that was approved by the shareholders and became effective on May 28, 2024. The Share Split results in a four point four -for-one (4.390914:1) share split of the Company’s preferred and ordinary shares. No fractional shares were issued in connection with the Share Split. These financial statements have been adjusted retrospectively for the Share Split.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - OTHER SIGNIFICANT TRANSACTIONS AND AGREEMENTS DURING THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024:

a.	In January 2024, the Group entered into a note purchase agreement, the 2024 NPA, with OIC and affiliated funds (hereinafter “2024 Note Purchases”).

Under the 2024 NPA, the 2024 Note Purchasers extended financing to Vision Lite in the principal amount of $23.5 million, which was utilized and drawn down in full by way of issuance and sale of senior secured notes, or the 2024 Notes. In connection with the closing of the 2024 Note Purchase Agreement, the Company repaid the amounts owed under the Facility Agreement, other than with respect to certain amounts under the “phantom warrant” (see Note 3(b)). In addition, under certain conditions, the Company may draw down an additional $2.5 million prior to July 1, 2024 under the 2024 Note Purchase Agreement by way of issuance and sale of additional 2024 Notes. On April 4, 2024 the Group signed an amendment to the 2024 NPA such that additional Notes issued and purchased by the purchasers totaling to $2.5 million. On April 5, 2024, the Group received an additional amount of $1.895 million under the 2024 NPA, net of withdraw fees and reimbursed costs.

The principal amount of any Notes issued to Purchaser under the 2024 NPA bear interest at a rate of 14% per annum, payable by the issuer quarterly.

In addition, under the 2024 NPA and upon closing of the IPO, the 2024 Note Purchasers exercised their commitment to purchase an additional 882,353 ordinary shares and 137,040 warrants to ordinary shares in an amount of $15.0 million.

The 2024 Notes bear annual interest, payable quarterly, and are due on November 8, 2028, provided that 2024 Notes may be subject to partial prepayment following the date the annual financial statements of the Company are due to be delivered in accordance with the 2024 Note Purchase Agreement, in an amount equal to 25% of the excess cash flow calculated in accordance with the terms of the 2024 Note Purchase Agreement. Subject to certain conditions specified therein, the 2024 Notes may be voluntarily prepaid at any time.

Amounts owing under the 2024 Note Purchase Agreement, including the principal, interest and fees payable on any issued 2024 Notes, are secured by first-ranking liens on our and certain of our subsidiaries’ assets.

In connection with the 2024 Note Purchase Agreement, the Company issued to the 2024 Note Purchasers warrants, (hereinafter “the 2024 Note Purchaser Warrants”), to purchase up to 682,282 ordinary shares of the Company that the aforementioned number of Preferred D-5 Shares would have converted into upon the consummation of the IPO if issued prior to this offering. Upon the completion of the IPO, the number of ordinary shares of the Company issuable under the 2024 Note Purchaser Warrants increased by 137,040. The 2024 Note Purchaser Warrants are exercisable until November 8, 2028 at a price per share equal to $15.61.

Prior the IPO, the Company measured the warrants to preferred D-5 shares at fair value. Upon the closing of the IPO, warrants outstanding, other than warrants issued to an Israeli bank, were reclassified to equity (see Note 6). Warrants issued to an Israeli bank may be settled for cash under certain circumstances and are not indexed to the Company’s equity (see Note 2(a)).

The Company applied the Fair Value option to the 2024 NPA, see Note 2(g).

b.	During February 2024, The Company paid $1.5 million of the phantom warrants in relation to the repayment of the Facility Loans (see Note 16(d) in the 2023 annual financial statements). Upon the consummation of the IPO in June 2024, the parties to the Facility Agreement elected to receive the outstanding balance, totaling to $1.5 million in cash. In August 2024 the Company paid $0.75 million of the phantom warrants and the remaining balance $0.75 million is expected to be paid during in the fourth quarter of 2024, see Note 12(a).

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - OTHER SIGNIFICANT TRANSACTIONS AND AGREEMENTS DURING THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024: (continued):

c.	In March 2024, May 2024 and July 2024 the Company further amended the Earn-Out Agreement with both Sellers, in respect of the total consideration and timing of payments. In July 2024 the Company paid the remaining balance of the Earn-Out liability in full in the amount of $749 (€700).

d.	In February 2024, certain members of the Company’s executive management, including mainly the chief executive officer and chief technology officer, collectively sold in a privately negotiated transaction a number of ordinary shares representing less than 10% of their personal collective holdings to a number of the Company’s existing shareholders for an aggregate purchase price of approximately $3.0 million. The Company determined that the sale contains a compensatory element, and therefore an incremental compensation expense was recognized in the amount of $1,572 as share-based compensation.

e.	In May 2024, the Company approved the granting of options to its employees and subcontractors to purchase 70,347 ordinary shares at an exercise price of 0.23 NIS per share and 471,692 ordinary shares at an exercise price of $9.44-$10.88 per share. The options vest over a four-year period, 25% of which vest on the first anniversary of the date of the grant, and the remaining amount vest over the following three years in equal parts at the end of each subsequent fiscal quarter, subject to continued employment or service with the Company at the time of vesting. The options expire 10 years from the date of grant. The fair value of the options granted in May 2024 was $6.8 million.

f.	In May 2024, the Company’s Board of Directors approved, subject to and following an IPO event, to distribute bonus payments to certain employees, consultants and officers subject to the price per share in an IPO event. As of September 30, 2024, following the IPO the Company included in its financials a liability in the amount of approximately $496.

g.	In May 2024, the Company’s Board of Directors approved a non-employee directors compensation policy.

h.	In July 2024, the Group repaid the NPA among Chutzpa Holdings Ltd. totaling $38.6 million, including minimum return and interest, see Note 8(c).

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 - OPERATING SEGMENTS AND GEOGRAPHICAL INFORMATION:

The Company operates its business and reports its financial results in four operating segments:

a.	Architecture – this segment focuses on sales for both interior and exterior applications for commercial, retail, residential, healthcare and hospitality customers.

b.	Automotive – this segment focuses on sales that enable OEMs to incorporate Company’s technology into glass rooftops, side windows and windshields to replace conventional mechanical sun visors and shades.

c.	Safety tech – this segment focuses on sales of advanced driver assistance systems for buses, coaches, recreational vehicles and specific vehicles, such as camera and motion sensor systems, smart mirrors and safety doors.

d.	Aeronautics - this segment focuses on the sale of shading and cabin management systems in private and commercial aircraft and helicopters.

The Company’s Chief Executive Office (“CEO”) was identified as the chief operating decision maker (“CODM”). The CODM reviews the financial information based on the Group’s financial statements, accompanied by disaggregated information about revenues and gross margin to make decisions about resources to be allocated to the segments and assess their performance.

The Company’s segments structure has been updated and the architecture segment and the automotive segment presented separately as of January 2024 and the CODM reviews this segment structure.

e.	Segment Information:

	For the period of nine months ended September 30, 2024
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	27,990	9,096	2,677	32,633	72,396
Intersegment revenues	1,783	116	-	-	1,899
Gross profit (loss) (segment profit)	11,195	2,878	(606)	5,884	19,351

	For the period of nine months ended September 30, 2023
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	23,259	9,520	1,066	22,185	56,030
Intersegment revenues	864	-	-	-	864
Gross profit (loss) (segment profit)	7,862	2,947	(229)	4,156	14,736

	For the period of three months ended September 30, 2024
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	7,808	3,841	459	11,150	23,258
Intersegment revenues	22	12	-	-	34
Gross profit (loss) (segment profit)	2,646	1,202	(73)	2,123	5,898

	For the period of three months ended September 30, 2023
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	8,448	3,175	408	6,632	18,663
Intersegment revenues	231	-	-	-	231
Gross profit (loss) (segment profit)	3,119	876	(113)	1,526	5,408

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 - OPERATING SEGMENTS AND GEOGRAPHICAL INFORMATION (continued):

	For the three months ended, September 30		For the nine months, ended September 30
	2024	2023	2024	2023
Total revenues for reportable segments	23,292	18,894	74,295	56,894
Elimination of intersegment revenues	(34)	(231)	(1,899)	(864)
Total consolidated revenues	23,258	18,663	72,396	56,030

Total reportable segment profit	5,898	5,408	19,351	14,736
Amounts not allocated to segments:
Amortization of Technology and lease assets included in cost of revenues	330	415	976	1,059
Research and development expenses, net	4,618	4,379	13,130	11,660
General and administrative expenses	4,827	4,087	16,227	10,423
Sales and marketing expenses	3,825	3,938	12,268	10,680
Depreciation and amortization	1,038	924	3,080	2,680
Other expenses, net	15	547	(23)	1,500
Consolidated operating loss	(8,755)	(8,882)	(26,307)	(23,266)
Other income	22	3	152	7
Financial expenses, net	3,184	(12,410)	(15,644)	(35,296)
Consolidated loss before income taxes	(5,549)	(21,289)	(41,799)	(58,555)

f.	Geographical information:

The following table summarizes revenue by region based on the shipping address of customers:

	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
United States	$5,912	$5,919	$19,866	$16,874
Israel	738	197	1,170	967
France	6,761	3,197	19,136	12,994
Rest of Europe	7,127	5,545	20,653	16,446
Asia	1,475	2,756	8,222	5,632
Rest of world	1,245	1,049	3,349	3,117
	$23,258	$18,663	$72,396	$56,030

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 - INVENTORIES:

Inventories consisted of the following:

	September 30,	December 31,
	2024	2023
Finished products	$1,279	$1,163
Raw and packaging materials	14,648	11,882
Products in process	168	129
	$16,095	$13,174

The Company recorded inventory write-downs in the amount of $319 and $129 for the nine months ended on September 30, 2024 and 2023, respectively and in the amount of $238 for the year ended on December 31, 2023. These write-downs are linked to slow-moving inventory.

NOTE 6 - FAIR VALUE MEASUREMENTS:

a.	Financial instruments measured at fair value on a recurring basis

The Company’s assets and liabilities that are measured at fair value as of September 30, 2024, and December 31, 2023, are classified in the tables below in one of the three categories described in “Note 2(bb) – Fair value measurement” in the 2023 annual financial statements:

	September 30, 2024
	Level 1	Level 3	Total
Financial Assets
RFI Shares	$4,032		$4,032

Financial Liabilities
Warrants and phantom warrants		765	765
NPAs		$17,701	$17,701

	December 31, 2023
	Level 1	Level 3	Total
Financial Assets
RFI Shares	$1,857		$1,857

Financial Liabilities
Warrants and phantom warrants		21,566	21,566
CLAs		55,940	55,940
NPA		21,976	21,976
Earn-out liability		2,997	2,997
Facility loans		23,151	23,151
Other		$186	$186

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - FAIR VALUE MEASUREMENTS (continued):

The following is a roll forward of the fair value of liabilities classified under Level 3:

	Nine months ended September 30, 2024
	Warrants*	CLAs	NPAs	Facility loans	Earn-out liability	Other
January 1 ,2024	$21,566	$55,940	$21,976	$23,151	$2,997	$186
Issuance	10,445	11,750	18,704	-	-	-
Payment	(2,250)	-	(38,675)	(24,600)	(2,974)	(200)
Conversion to equity	(444)	(69,570)	-	-	-	-
Reclassification to equity	(28,225)	-	-	-	-	-
Change in fair value	(327)	1,880	15,696	1,449	(23)	14
September 30, 2024	$765	$-	$17,701	$-	$-	$-

	Nine months ended September 30, 2023
	Warrants*	CLAs	Facility loans	Earn-out liability	Other
January 1 ,2023	$8,267	$3,809	$29,745	$3,917	$185
Issuance	7,106	20,646	-	-	-
Change in fair value	350	20,464	1,660	1,500	(1)
September 30, 2023	$15,723	$44,919	$31,405	$5,417	$184

	Three months ended September 30, 2024
	Warrants*	CLAs	NPAs	Facility loans	Earn-out liability	Other
June 30 ,2024	$1,531	$-	$55,438	$-	$749	$200
Issuance	(751)	-	-	-	-	-
Payment	(750)	-	(38,675)	-	(764)	(200)
Change in fair value	735	-	938	-	15
September 30, 2024	$765	-	$17,701	$-	$-	$-

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - FAIR VALUE MEASUREMENTS (continued):

	Three months ended September 30, 2023
	Warrants*	CLAs	Facility loans	Earn-out liability	Other
June 30 ,2023	$14,584	$31,290	$29,849	$4,870	$187
Issuance	2,041	7,000	-	-	-
Change in fair value	(902)	6,629	1,556	547	(3)
September 30, 2023	$15,723	$44,919	$31,405	$5,417	$184

*	Including ‘phantom warrants’, see Note 16(d) in the 2023 annual financial statements.

Starting from the closing of the IPO, the Company utilized a Black-Scholes Option Pricing model with Level 3 inputs for the valuation of its liability-classified warrants. Inherent in pricing models are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The underlying stock price input is the closing stock price as of each valuation date and the exercise price is the price as stated in the warrant agreement. The volatility input was determined using the historical volatility of comparable publicly traded companies which operate in a similar industry or compete directly against the Company.

Volatility for each comparable publicly traded company is calculated as the annualized standard deviation of daily continuously compounded returns. The Black-Scholes analysis is performed in a risk-neutral framework, which requires a risk-free rate assumption based upon constant-maturity treasury yields, which are interpolated based on the remaining term of the warrants as of each valuation date.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

September 30, 2024
Exercise price	$14.35-$31.08
Share price	$8.85
Volatility	44.73%-44.91%
Term (years)	3.92-5.08
Risk-free interest rate	3.52%-3.55%
Dividend yield	0%

Significant decrease or increase in the estimated volatility would result in a significant lower or higher fair value measurement, respectively.

As of September 2024, the fair value of the 2024 NPA, measured under the fair value option, was measured by discounting the predicted cashflows of the loan using a spread equal to 0.25% below an ilCaa3 USD yield curve.

Financial instruments measured not at fair value on a recurring basis

Financial instruments not recorded at fair value on a recurring basis include cash and cash equivalents, restricted cash, bank deposits, trade receivables, trade and other payables and short-term borrowings. Due to their nature, their fair value approximates their carrying value.

The fair value of Vision’s bank loans approximates their carrying value.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 7 - REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY

Following the IPO, and as of September 30, 2024, the authorized share capital of the Company is 49,200,191 ordinary shares with no par value.

Upon closing of the IPO, all issued and outstanding preferred shares were automatically converted into aggregate of 4,693,318 ordinary shares. As such, the Company reclassified the preferred shares carrying amount into permanent equity (see Note 1(b)).

NOTE 8 - CONVERTIBLE LOAN AGREEMENTS:

The Company entered into convertible loan agreements (the “CLA agreements”) in 202o (the “CLA”) and 2023 (the “2023 CLA”) with several lenders (the CLA lenders).

a.	During the first quarter of 2020, the Company entered into convertible loan agreement which latest amendment was signed on July 31, 2023 with several lenders, pursuant to which the CLA Lenders agreed to loan the Company a sum of $2.35 million.

The CLA conversion clauses and interest rate described in the 2023 annual financial statements (see Note 15(a) in the 2023 annual financial statements).

Upon consummation of the IPO, the remaining balance of the 2020 Convertible Loan Agreements (including the accrued interest) converted into 322,476 ordinary shares based upon the initial public offering price of $17.00.as well as 8,087 ordinary shares received upon cashless exercise of warrants.

b.	During 2023 the Company entered into convertible loan agreements, with the CLA Lenders, pursuant to which the CLA Lenders subscribed the Company a sum of $39.0 million.

Upon consummation of the IPO, the remaining balance of the 2023 Convertible Loan Agreements (including the accrued interest) converted into 3,769,855 ordinary shares based upon the IPO price of $17.00 as well as warrants for 1,964,989 ordinary shares with an exercise price of $12.75.

c.	On November 8, 2023 the Group entered a Note Purchase Agreement (the “NPA”) among Chutzpah Holdings Ltd. a related party, (the “Purchaser”) as purchaser, administrative agent and collateral agent. Under the NPA, Purchaser extended a credit facility to the Group in an aggregate principal amount of $60.0 million, that may be utilized and drawn down by way of issuance and sale of senior secured notes (“Notes”) to Purchaser. As of the date of these consolidated financial statements the Group withdrew $25.0 million and the available principal under the NPA is $35.0 million.

On July 1, 2024, pursuant to the request of the Purchaser, the Group repaid the NPA in full, in the amount of $38.6 million, including principal $25.0 million, minimum return $12.5 million and $1.1 million interest. For additional information see Note 15(c) to the 2023 annual financial statements.

The Company applied the Fair Value option to the NPA, see Note 2(dd) in the 2023 annual financial statements.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - NON-CONVERTIBLE LOANS:

As of September 30, 2024, the required annual principal payments of long-term debt, starting from October 2024, are as follows:

September 30, 2024
2024	979
2025	1,437
2026	2,718
2027	5,260
2028 and thereafter	23,259
Total	33,653

NOTE 10 - NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS:

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Numerator:
Net loss for the period	$(5,497)	$(21,269)	$(41,831)	$(58,590)

Net loss attributable to ordinary shareholders, basic and diluted	$(5,497)	$(21,269)	$(41,831)	$(58,590)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	18,685,841	5,263,600	10,972,169	4,050,359
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.29)	$(1.69)	$(3.81)	$(14.47)

The following instruments were not included in the computation of diluted EPS because of their anti-dilutive effect:

-	Redeemable convertible preferred shares;

-	Convertible loan agreements;

-	Warrants to purchase convertible preferred shares;

-	Share-based compensation.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties which are shareholders and directors of the Company:

a.	Transactions:

	Nine months ended September 30
	2024	2023
Share-based compensation to non-executive directors	$215	$42

b.	Balances:

	September 30, 2024	December 31, 2023
Short-term liabilities
Other current liabilities	$442	$-
Long-term liabilities —
CLA’s	$-	$9,780
Long-term debt measured under the fair value option	$-	$21,976

Note 12 - subsequent events:

a.	In November 2024, the Company paid $0.56 million of the $0.75 million remaining balance of the phantom warrants. The remaining balance of $0.19 million is expected to be paid during the fourth quarter of 2024.